UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) **AND ENDING** September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Group One Trading, L.P.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 360
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Grebe, CFO	415-398-7565
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Grebe, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Group One Trading, L.P., as of September 30, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20th day of November 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Richard Grebe

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Group One Trading, L.P. and Subsidiaries

Statement of Financial Condition

September 30, 2002

Filed Pursuant to Rule 17a-5(d) Under the
Securities Exchange Act of 1934

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP

Group One Trading, L.P. and Subsidiaries
Table of Contents
September 30, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
Group One Trading, L.P. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiaries (the "Company") as of September 30, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiaries as of September 30, 2002 in accordance with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
November 8, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Group One Trading, L.P. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2002

Assets

Cash	$ 215,304
Receivable from and deposits with clearing broker	166,711,068
Securities owned	
Marketable securities pledged	318,433,106
Securities not readily marketable	775,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $5,905,734	3,045,792
Other assets	878,292
Total assets	$ 490,058,562

Liabilities and Partners' Capital

Liabilities	
Payable to clearing broker	$ 13,874,014
Securities sold, not yet purchased	436,362,149
Compensation payable	5,423,081
Accounts payable and accrued expenses	3,462,750
Office space lease obligations	1,703,602
	460,825,596
Subordinated borrowings	7,268,937
Partners' capital	21,964,029
Total liabilities and partners' capital	$ 490,058,562

See accompanying notes.

Note 1 Nature of Operations

Principles of Consolidation—The consolidated financial statements include the accounts of Group One Trading, L.P. (a California limited partnership) ("Group One"), its wholly owned subsidiary, G1 Derivatives Trading Limited (an Ireland based corporation) ("G1 Derivatives"), and its majority owned subsidiary, Share King, LLC (formerly Mr. Stock, Inc.) (a California limited liability company) ("Share King") (collectively the "Company"). All significant intercompany balances and transactions are eliminated in consolidation. At September 30, 2002, there was no minority interest.

Nature of Operations—Group One and Share King are broker-dealers registered with the Securities and Exchange Commission. Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. G1 Derivatives is a market maker buying, selling and dealing as a principal in securities and derivative financial instruments on European exchanges. Share King engages in proprietary trading activities involving exchange-traded equities and provides stock execution services to Group One. In addition, Share King provided internet brokerage services to retail and institutional customers located throughout the United States and cleared all customer transactions on an omnibus basis through its clearing broker.

On September 27, 2002, the assets and liabilities of Mr. Stock, Inc. were transferred to Share King, and the stockholders' equity was converted into members' equity. Share King then succeeded to the ongoing business of Mr. Stock, Inc.

Discontinued Operations—On June 21, 2002, Share King signed an agreement to sell its retail brokerage business (the "Agreement"). On August 26, 2002, Share King transferred its customer assets, equipment and proprietary software as required by the Agreement. Share King received $500,000 in cash on September 4, 2002; however, it has not received the monthly payments described below nor did the buyer assume Share King's commitment under an office space operating lease (the "Lease"), as required by the Agreement. Accordingly, Share King has filed an arbitration claim against the buyer for its failure to perform according to the Agreement.

Pursuant to the Agreement, Share King is to receive on the first business day of each of the 12 calendar months following the closing either $208,333 of the buyer's common stock or $187,500 in cash. Should monthly gross commissions collected by the buyer fall below $300,000, payments for the first six of these months would be reduced by $0.80 for every dollar of such shortfall occurring in the immediately preceding month. Further, payments for the last six of these months would be reduced by the average reduction from the first six months. On September 4, 2002, Share King recorded a receivable from the buyer of $2,250,000 for these monthly payments. At September 30, 2002, this receivable has been fully reserved as collectibility is not assured. This significant estimate could change by a material amount in the near term.

Note 1 Nature of Operations, *Continued*

Also, pursuant to the Agreement, the buyer agreed to assume, among other things, Share King's commitment under the Lease, which expires on July 30, 2010. As of November 8, 2002, this office space is substantially unoccupied and the buyer has not entered into an agreement with the lessor to assume the Lease obligation and, accordingly, Share King remains primarily liable to the lessor. Because of the uncertainty of the buyer's ability to fulfill the Lease obligation, Share King has recorded an estimated liability of $1,433,602 as of September 30, 2002. This liability reflects the discounted remaining lease obligations, net of management's estimate of amounts it believes it could receive under a sublease with a third party, based on available market data. This significant estimate could change by a material amount in the near term. In the event the buyer does not legally assume the lease and make the lease payments or Share King is unable to sublease the office space, management would liquidate Share King.

In addition to the estimated liability for the Lease, Share King has recorded a liability of $270,000 for a substantially unoccupied office space lease that expires May 31, 2004. This liability reflects the discounted remaining lease obligations under this Lease.

The Agreement provides, among other things, that Share King will not compete in the retail brokerage business for a period of five years.

At September 30, 2002, there were 532,750 options outstanding and exercisable by former employees of Share King and others to purchase shares of common stock of Mr. Stock, Inc. All of these options expire on or before November 29, 2002. In view of the reorganization of the business, management believes it is unlikely that any of these options will be exercised.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Exchange-traded securities and derivative financial instruments are carried at market value. Unrealized gains and losses and dividends are reflected in net trading gains from principal transactions. Securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 Summary of Significant Accounting Policies, *Continued*

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Compensation—Group One recognizes compensation expense for partnership units awarded to employees for services performed in the current year at the estimated fair value at the date of the award.

Income Taxes—Group One, Share King and G1 Derivatives are taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for federal income taxes on their respective shares of taxable income.

Note 3 Fair Value of Financial Instruments

All of the Company's assets and liabilities, except for furniture, equipment, and leasehold improvements, are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, at September 30, 2002 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 115,662,073	$ 231,894,962
Equity options	202,062,254	204,467,187
Corporate bonds	22,813	
Certificates of deposit	685,966	
Total	$ 318,433,106	$ 436,362,149

At September 30, 2002, substantially all of the marketable securities and cash on deposit with Group One's clearing broker of $317,747,140 and $166,628,057 collateralize securities sold, not yet purchased.

The certificates of deposit collateralize bank letters of credit issued in connection with office space leases.

Securities not readily marketable at September 30, 2002 consist of equity investments for which there is no market on a securities exchange or independent publicly quoted market.

Note 5 Subordinated Borrowings

Group One's borrowings subordinated to the claims of general creditors of $7,268,937 represent amounts due to certain members of Group One's general partner, Group One Trading, L.L.C. (the "General Partner") and bear interest at varying rates, approximately 2 percent at September 30, 2002. These borrowings are due on demand or with 30 days notice, subject to certain limitations, and are not available in computing net capital under the net capital requirements (see Note 12).

Note 6 Partners' Capital

Group One's limited partnership agreement provides for six series of limited partnership assignees (the "Assignees") with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters. Group One or its designee has the right to purchase, under certain circumstances, all of the vested portion of the Assignees' units at the lesser of $10,000 per full unit, or fair value as determined by the General Partner.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 98 percent of net profits and losses, as defined, and the limited partners and Assignees share in the remaining 2 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest on their units.

The vested portion of Assignees' units issued in connection with employee compensation is included in Assignees' capital and the unvested portion of Assignees' units is included in the General Partner's capital. The General Partner transfers units to Assignees as such units vest. Under certain circumstances, Assignees may exchange partnership units for units in the General Partner.

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

Note 7 Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash, vested partnership units received at the trader's option in lieu of cash, unvested partnership units, and contingent compensation, is expensed in the year awarded and units are issued subsequent to year end. The unvested partnership units vest over a four-year period in accordance with the partnership agreement and may be forfeited if the trader's employment terminates. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award, together with a discretionary return based upon the net income of the Company. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates.

Note 7 Employee Compensation Plans, *Continued*

Compensation for other employees, including owners of the General Partner, consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is in the form of cash, vested partnership units received at the employee's option in lieu of cash, and unvested partnership units, is expensed in the year awarded and units are issued subsequent to year end. The unvested partnership units vest over a four-year period in accordance with the terms of the partnership agreement and may be forfeited if employment terminates.

Compensation payable at September 30, 2002 includes contingent compensation to traders of $1,406,686.

Note 8 Commitments and Contingencies

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through July 31, 2010. At September 30, 2002, minimum annual rental commitments, including those to be assumed by the buyer pursuant to sale of the retail brokerage business of Share King (see Note 1, discontinued operations), exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

	Commitments	Less Commitments to be Assumed	Net Commitments
2003	$ 2,386,110	$ (473,344)	$ 1,912,766
2004	2,227,485	(473,344)	1,754,141
2005	1,528,853	(485,671)	1,043,182
2006	1,111,014	(502,928)	608,086
2007	1,055,083	(502,928)	552,155
Thereafter	2,670,423	(1,424,963)	1,245,460
	$ 10,978,968	$ (3,863,178)	$ 7,115,790

Note 8 Commitments and Contingencies, *Continued*

A consolidated antitrust class action suit brought against five national securities exchanges and various registered options traders, including the Company, alleges a conspiracy and agreement to divide the market for the trading of options by allocating the ability to trade one or more options to various registered options traders on a single exchange. In September 2000, a tentative settlement was reached between the plaintiffs and the defendants. This negotiated settlement is still pending a final decision by the courts. At September 30, 2002, accounts payable and accrued expenses include the net present value of the Company's potential obligations thereunder of approximately $1,650,000. Also, the Company has been notified of potential disputes regarding certain software licensing issues. Because these claims are at a preliminary stage, management is unable to predict their outcome. Although the effects of these claims cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the consolidated financial position of the Company.

Note 9 Related-Party Transactions

The General Partner and certain limited partners of Group One own exchange memberships that are utilized by Group One.

Note 10 Employee Benefit Plan

The Company maintains 401(k) profit sharing plans covering all eligible employees. The Company may make discretionary contributions to the plans, subject to certain limitations as set forth in the plan agreements.

Note 11 Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Note 11 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2002, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to September 30, 2002.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—All trades of the Company are cleared by a clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 12 Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of September 30, 2002, Group One had net capital of approximately $17,071,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital and repayment of subordinated debt.

Share King is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). At September 30, 2002, Share King was in compliance with this rule.

Note 13 Consolidated Subsidiaries

Group One's consolidated subsidiaries have total assets of approximately $51,871,077 and members' deficit of $(198,788).

The accounts of Group One's consolidated subsidiaries are not included in Group One's computation of net capital as the assets of Group One's consolidated subsidiaries are not readily available for the protection of Group One's broker-dealers and other creditors, and the liabilities of Group One's consolidated subsidiaries are not guaranteed by Group One.